UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

The Board of Directors of the Company at its meeting held on October 28, 2022 have considered and approved the Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2022.

In this regard, please find enclosed herewith the following:

1.	Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2022 (‘Financial Results’); Exhibit 99.1

2.

Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants, in terms of Regulation 33 and 52 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’); Exhibit 99.2

The report of Auditors is with unmodified opinion w.r.t. the Financial Results;

3.	A Press Release in respect to the Financial Results; Exhibit 99.3 and

4.	Investor Presentation on the Financial Results. Exhibit 99.4

We wish to inform you that the Board of Directors of the Company at its meeting held on October 28, 2022 have further approved the following:

Bharat Aluminium Company Ltd (Balco), Subsidiary Company - Growth Expansion Project:

•

Expansion of Rolled Product Capacity at Balco from existing 50 KTPA to 180 KTPA at a revised cost of ₹595 Crores. With the completion of this project, Balco will be placed in high premium product segment.

•

Expansion of Balco smelter capacity from existing capacity of 580 KTPA to 994 KTPA by way of Expansion Project of 414 KTPA Smelter with improved VAP portfolio, at a revised cost of ₹8,094 Crores approx., subject to requisite Government approvals.

We request you to please take the above on record.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated August 01, 2022. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Exhibit 99.1:	Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2022 (‘Financial Results’);

Exhibit 99.2:	Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants, in terms of Regulation 33 and 52 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’);

Exhibit 99.3:	A Press Release in respect to the Financial Results; and

Exhibit 99.4:	Investor Presentation on the Financial Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2022

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer